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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

INCO LIMITED
(Name of Subject Company (Issuer))

(Amendment No. 9)

TECK COMINCO LIMITED
(Names of Filing Persons (Offerors))

COMMON SHARES
(Title of Class of Securities)

453258402
(CUSIP Number of Class of Securities)

Peter Rozee
Teck Cominco Limited
Suite 600, 200 Burrard Street
Vancouver, British Columbia, Canada
V6C 3L9
(604) 687-1117
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

with copies to:

Geofrey Myers Lang Michener LLP BCE Place, P.O. Box 747 Suite 2500, 181 Bay Street Toronto, Ontario, Canada M5J 2T7 (416) 360-8600	Edwin S. Maynard Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

        This Amendment No. 9 amends and supplements the tender offer statement on Schedule TO (the "Schedule TO") filed with the U.S. Securities and Exchange Commission on May 23, 2006 by Teck Cominco Limited, a corporation existing under the laws of Canada ("Teck").

        The Schedule TO relates to the offer (the "Offer") by Teck to purchase, on and subject to the terms and conditions of the Offer and Circular dated May 23, 2006 (the "Offer and Circular"), all of the outstanding common shares of Inco Limited, a corporation existing under the laws of Canada ("Inco"), together with associated rights (the "Rights") issued and outstanding under the shareholder rights plan of Inco (together, the "Inco Shares"), other than any Inco Shares owned, directly or indirectly, by Teck and its affiliates on any date upon which Teck takes up or acquires Inco Shares pursuant to the Offer, and including any Inco Shares that may become issued and outstanding after the date of the Offer but prior to 8:00 p.m. (Toronto time) on July 24, 2006 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time accelerating or extending the period during which Inco Shares may be deposited to the Offer (the "Expiry Date") (provided that, if such day is not a business day, then the Expiry Date will be the next business day), upon the conversion, exchange or exercise of any securities of Inco (other than the Rights) that are convertible into or exchangeable or exercisable for Inco Shares, for a combination of, at the election of each holder, (a) Cdn. $78.50 in cash or (b) 0.9776 of a Teck Class B subordinate voting share and Cdn. $0.05 in cash for each Inco Share, subject, in each case, to pro ration.

        The Offer is subject to the terms and conditions set forth in the Offer and Circular dated May 23, 2006 and the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. Capitalized terms used herein and not defined have the respective meaning assigned to such terms in the Offer and Circular.

Item 1. Summary Term Sheet.

        The second sentence of the first paragraph of the "SUMMARY TERM SHEET" of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "This summary term sheet is not meant to be a substitute for the more detailed description and information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery."

        The third sentence of the first paragraph of the "SUMMARY TERM SHEET" of the Offer and Circular is hereby deleted in its entirety.

        The "SUMMARY TERM SHEET" of the Offer and Circular is hereby amended to include the following question and response:

    "Will my ownership and voting rights as a shareholder of the combined company be the same as my ownership and voting rights as a shareholder of Inco?

    No. While the Inco Shares and the Teck Subordinate Voting Shares each have voting rights and carry the right to one vote per share, we also have a class of shares known as Teck Class A Shares which carry the right to 100 votes per share. Each Teck Class A Share is convertible, at the option of the holder, into one Teck Subordinate Voting Share. Because of this dual class structure, holders of Teck Class A Shares will be able to control matters submitted to Teck shareholders for approval (other than matters requiring separate class votes) even if the holders of Teck Class A Shares own less than 50% of the sum of all outstanding Teck Class A Shares and all outstanding Teck Subordinate Voting Shares. This concentrated control may limit the ability of holders of Teck Subordinate Voting Shares to influence corporate matters which are submitted to our shareholders for approval, including with regard to any proposed change of control.

    As at June 7, 2006, there were outstanding 210,624,689 Teck Subordinate Voting Shares (or 217,603,422 calculated on a fully diluted basis, excluding the conversion rights of holders of Teck Class A Shares) and 4,673,453 Teck Class A Shares, constituting 97.9% and 2.1%, respectively, of the total Teck Subordinate Voting Shares and Teck Class A Shares outstanding.

    Based on the issuance of 143,082,936 Teck Subordinate Voting Shares to Shareholders (the maximum number of Teck Subordinate Voting Shares to be issued under the Offer), Shareholders will hold approximately 40.5% of the Teck Subordinate Voting Shares and approximately 39.9% of the total number of Teck Subordinate Voting Shares and Teck Class A Shares outstanding upon the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. Holders of Teck Class A Shares will hold approximately 1.3% of the total number of outstanding Teck Subordinate Voting Shares and Teck Class A Shares. Because of the dual class structure, Shareholders will hold approximately 17.4% of the total voting rights attached to outstanding Teck Subordinate Voting Shares and Teck Class A Shares. Holders of Teck Subordinate Voting Shares, as a group, and holders of Teck Class A Shares, as a group, will hold approximately 43.1% and 56.9%, respectively, of the total voting rights attached to outstanding Teck Subordinate Voting Shares and Teck Class A Shares. The single largest holder of Teck Class A Shares will hold approximately 26.2% of the total voting rights attached to outstanding Teck Subordinate Voting Shares and Teck Class A Shares.

    As a result of this issuance and the dual class structure, your ownership and voting interests in the combined company will be significantly diluted, relative to your current proportional ownership and voting interest in Inco. See Section 1 of the Circular, "Teck—Authorized and Outstanding Share Capital" and Section 6 of the Circular, "Business Combination Risks—Risk Factors Related to the Offer"."

        The third sentence of the response to the question "Will I be able to trade the Teck Subordinate Voting Shares I receive?" in the "SUMMARY TERM SHEET" of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "In connection with the Offer, we have received conditional approval from the TSX to list the Teck Subordinate Voting Shares offered hereunder on the TSX and we have received approval from the NYSE to list our Teck Subordinate Voting Shares, including the Teck Subordinate Voting Shares offered hereunder, on the NYSE. We intend to list our Teck Subordinate Voting Shares on the NYSE on or about June 29, 2006."

Item 4. Terms of the Transaction

        The eighth paragraph on page ii of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "On the basis of current trading prices for the Teck Subordinate Voting Shares, the Offeror believes that it is unlikely that Shareholders who elect the Cash Alternative will receive only cash consideration for their Inco Shares. On May 5, 2006, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price on the TSX of the Teck Subordinate Voting Shares was Cdn.$80.25 and the closing price on the TSX of the Inco Shares was Cdn.$65.38. The volume-weighted average trading price of the Inco Shares on the TSX for the 30 trading days ended May 5, 2006 was Cdn.$61.38. The Offer price of Cdn.$78.50 represents a premium of approximately 20.1% and 27.8% over the closing price and the 30 trading day volume-weighted average trading price, respectively, of the Inco Shares on the TSX at May 5, 2006. The Offer price is calculated assuming full pro-ration of each Shareholder who accepts the Offer as follows: (1) Cdn.$28.00 in cash plus (2) 0.6293 multiplied by Cdn.$80.25, the closing price of the Teck Subordinate Voting Shares on May 5, 2006. Based on the closing price of the Teck Subordinate Voting Shares of Cdn.$62.45 on the

    TSX on June 15, 2006, the current value of the Offer price is Cdn.$67.30, calculated as follows: (1) Cdn.$28.00 in cash plus (2) 0.6293 multiplied by Cdn.$62.45. Shareholders may calculate the value of the Offer as of any date, by adding Cdn.$28.00 to the product of the then current trading price of the Teck Subordinate Voting Shares on the TSX multiplied by 0.6293. The value of the Offer will be based on the value of the Teck Subordinate Voting Shares on the Take-Up Date.

    The premiums described above are calculated based on the respective closing prices of the Teck Subordinate Voting Shares and the Inco Shares on the TSX on May 5, 2006. The closing price of the Inco Shares on the TSX on June 15, 2006 was Cdn.$67.05. The Offer price calculated based on the respective closing prices of the Teck Subordinate Voting Shares and the Inco Shares on the TSX on June 15, 2006, represents a premium of 0.37% over the closing price of Inco Shares on the TSX at June 15, 2006. Shareholders may calculate the premium as of any date, by comparing the then current value of the Offer to the then current trading price of the Inco Shares."

        The first sentence of the first paragraph on page iii of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "The Offeror has received conditional approval from the TSX to list the Teck Subordinate Voting Shares offered hereunder on the TSX and has received approval from the NYSE to list all of the outstanding Teck Subordinate Voting Shares, including the Teck Subordinate Voting Shares offered hereunder, on the NYSE."

        The second sentence of the first paragraph on page iii of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "The Offeror intends to list all of the outstanding Teck Subordinate Voting Shares on the NYSE on or about June 29, 2006."

        The first sentence of the "STATEMENTS REGARDING FORWARD-LOOKING INFORMATION" section of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "This Offer and Circular, the pro forma consolidated financial statements of Teck and some of the material incorporated by reference into this Offer and Circular, contain certain "forward-looking statements"."

        The fifth paragraph of the "The Offer" section of the "SUMMARY OF THE OFFER" section of the Offer and Circular is hereby deleted in its entirety and replaced by the following:

    "On the basis of current trading prices for the Teck Subordinate Voting Shares, the Offeror believes that it is unlikely that Shareholders who elect the Cash Alternative will receive only cash consideration for their Inco Shares. On May 5, 2006, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price on the TSX of the Teck Subordinate Voting Shares was Cdn.$80.25 and the closing price on the TSX of the Inco Shares was Cdn.$65.38. The volume-weighted average trading price of the Inco Shares on the TSX for the 30 trading days ended May 5, 2006 was Cdn.$61.38. The Offer price of Cdn.$78.50 represents a premium of approximately 20.1% and 27.8% over the closing price and the 30 trading day volume-weighted average trading price, respectively, of the Inco Shares on the TSX at May 5, 2006. The Offer price is calculated assuming full pro-ration of each Shareholder who accepts the Offer as follows: (1) Cdn.$28.00 in cash plus (2) 0.6293 multiplied by Cdn.$80.25, the closing price of the Teck Subordinate Voting Shares on May 5, 2006. Based on the closing price of the Teck Subordinate Voting Shares of Cdn.$62.45 on the TSX on June 15, 2006, the current value of the Offer price is Cdn.$67.30, calculated as follows: (1) Cdn.$28.00 in cash plus (2) 0.6293 multiplied by Cdn.$62.45. Shareholders may calculate the value of the Offer as of any date, by adding Cdn.$28.00 to the product of the then current trading price of the Teck Subordinate Voting Shares on the TSX multiplied by 0.6293. The value of the Offer will be based on the value of the Teck Subordinate Voting Shares on the Take-Up Date.

    The premiums described above are calculated based on the respective closing prices of the Teck Subordinate Voting Shares and the Inco Shares on the TSX on May 5, 2006. The closing price of the Inco Shares on the TSX on June 15, 2006 was Cdn.$67.05. The Offer price calculated based on the respective closing prices of the Teck Subordinate Voting Shares and the Inco Shares on the TSX on June 15, 2006, represents a premium of 0.37% over the closing price of Inco Shares on the TSX at June 15, 2006. Shareholders may calculate the premium as of any date, by comparing the then current value of the Offer to the then current trading price of the Inco Shares."

        The second sentence of the second paragraph of the "Teck" section of the "SUMMARY OF THE OFFER" section of the Offer and Circular is hereby deleted in its entirety and replaced by the following:

    "Teck has received conditional approval from the TSX to list the Subordinate Voting Shares offered hereunder on the TSX."

        The third sentence of the second paragraph of the "Teck" section of the "SUMMARY OF THE OFFER" section of the Offer and Circular is hereby deleted in its entirety and replaced by the following:

    "In addition, Teck has been approved to list the Teck Subordinate Voting Shares, including those Teck Subordinate Voting Shares offered hereunder, on the NYSE. Teck intends to list all of the outstanding Teck Subordinate Voting Shares on the NYSE on or about June 29, 2006."

        The third sentence of the fourth paragraph of the "Teck" section of the "SUMMARY OF THE OFFER" section of the Offer and Circular is hereby deleted in its entirety and replaced by the following:

    "Such documents are available at www.sec.gov and will be mandatorily filed with or furnished to the SEC once Teck's Subordinate Voting Shares are listed on the NYSE."

        The eighth paragraph of the "Strategic Rationale for the Proposed Combination" of the "Teck" section of the "SUMMARY OF THE OFFER" section of the Offer and Circular is hereby deleted in its entirety and replaced by the following:

    "Synergies—As a result of the combination of Teck and Inco, Teck expects to realize a number of opportunities to improve efficiencies and reduce costs of the combined entity. Teck has set an initial target for synergies of at least $150 million per year. Teck believes that significant synergies can be realized through reductions in general and administrative costs. The portfolio of Canadian assets of the combined entity should also create opportunities for tax synergies. Of the initial target for synergies referenced above, Teck estimates an initial $75 million of synergies may be achieved early on through arrangements with Falconbridge with respect to Inco's Sudbury, Ontario operations, which estimate is based on its experience in negotiating synergy arrangements in other comparable contexts, and on Teck's analysis of public disclosures made by Inco and Falconbridge with respect to their respective Sudbury operations. Teck has not had discussions with Falconbridge with respect to the Offer. On the basis of its knowledge of the Sudbury operations of Inco and Falconbridge, and on the basis of Inco and Falconbridge's public disclosures concerning potential synergies, Teck believes that if the aggregate amount of synergies available are as publicly stated by Inco and Falconbridge, it is reasonable to believe that Falconbridge will have appropriate incentives to reach acceptable arrangements with respect to the sharing of those synergies. There can be no assurance that any such arrangements will be agreed."

        The fourth paragraph of Section 1 ("The Offer") of the Offer portion of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "On the basis of current trading prices for the Teck Subordinate Voting Shares, the Offeror believes that it is unlikely that Shareholders who elect the Cash Alternative will receive only cash consideration for their Inco Shares. On May 5, 2006, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price on the TSX of the Teck Subordinate Voting Shares was Cdn.$80.25 and the closing price on the TSX of the Inco Shares was Cdn.$65.38. The volume-weighted average trading price of the Inco Shares on the TSX for the 30 trading days ended May 5, 2006 was Cdn.$61.38. The Offer price of Cdn.$78.50 represents a premium of approximately 20.1% and 27.8% over the closing price and the 30 trading day volume-weighted average trading price, respectively, of the Inco Shares on the TSX at May 5, 2006. The Offer price is calculated assuming full pro-ration of each Shareholder who accepts the Offer as follows: (1) Cdn.$28.00 in cash plus (2) 0.6293 multiplied by Cdn.$80.25, the closing price of the Teck Subordinate Voting Shares on May 5, 2006. Based on the closing price of the Teck Subordinate Voting Shares of Cdn.$62.45 on the TSX on June 15, 2006, the current value of the Offer price is Cdn.$67.30, calculated as follows: (1) Cdn.$28.00 in cash plus (2) 0.6293 multiplied by Cdn.$62.45. Shareholders may calculate the value of the Offer as of any date, by adding Cdn.$28.00 to the product of the then current trading price of the Teck Subordinate Voting Shares on the TSX multiplied by 0.6293. The value of the Offer will be based on the value of the Teck Subordinate Voting Shares on the Take-Up Date.

    The premiums described above are calculated based on the respective closing prices of the Teck Subordinate Voting Shares and the Inco Shares on the TSX on May 5, 2006. The closing price of the Inco Shares on the TSX on June 15, 2006 was Cdn.$67.05. The Offer price calculated based on the respective closing prices of the Teck Subordinate Voting Shares and the Inco Shares on the TSX on June 15, 2006, represents a premium of 0.37% over the closing price of Inco Shares on the TSX at June 15, 2006. Shareholders may calculate the premium as of any date, by comparing the then current value of the Offer to the then current trading price of the Inco Shares."

        Paragraph (h) of Section 2 ("Conditions of the Offer") of the Offer portion of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "all other government or regulatory approvals, orders, authorizations and consents (including, without limitation, those of any U.S. states, stock exchanges or other securities regulatory authorities) that in the Offeror's reasonable judgment are necessary or desirable to complete the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably, and a registration statement relating to the Teck Subordinate Voting Shares to be issued pursuant to the Offer shall have become effective under the U.S. Securities Act and no stop order relating to such registration statement shall be in effect;"

        The last sentence of the second paragraph of Section 2 ("Conditions of the Offer") of the Offer portion of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "Any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding on all parties, subject to review by a court of competent jurisdiction."

        The first sentence of Section 7 ("Shareholder Rights Plan") of the Offer portion of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "The following is only a summary of the material provisions of the shareholder rights plan ("Rights Plan") of Inco and is not meant to be a substitute for the information in the provisions of the shareholder rights plan agreement ("Rights Plan Agreement") between Inco and CIBC Mellon Trust Company, as rights agent, as amended and restated as of April 20, 2005."

        The first paragraph of the "Authorized and Outstanding Share Capital" section of Section 1 ("Teck") of the Circular portion of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "Teck is authorized to issue an unlimited number of Class A multiple voting shares ("Teck Class A Shares"), an unlimited number of Teck Subordinate Voting Shares and an unlimited number of preference shares, issuable in series. As at June 7, 2006, there were outstanding 4,673,453 Teck Class A Shares, 210,624,689 Teck Subordinate Voting Shares (or 217,603,422 calculated on a fully diluted basis, excluding the conversion rights of holders of Teck Class A Shares) and no preference shares."

        The "Authorized and Outstanding Share Capital" section of Section 1 ("Teck") of the Circular portion of the Offer and Circular is hereby amended by adding the following:

    "If the Offer is successful and Teck acquires 100% of the outstanding Inco Shares, the outstanding Teck Class A Shares will constitute approximately 1.3% of the aggregate number of outstanding Teck Subordinate Voting Shares and Teck Class A Shares. Because of the dual class structure, if the Offer is successful and Teck acquires 100% of the Outstanding Inco Shares, holders of Teck Class A Shares, as a group, and holders of Teck Subordinate Voting Shares as a group, will hold approximately 56.9% and 43.1%, respectively, of the total voting rights attached to outstanding Teck Class A Shares and Teck Subordinate Voting Shares.

    The Teck Class A Shares are relatively widely held and listed on the Toronto Stock Exchange. The single largest holder of Teck Class A Shares, Temagami Mining Company Limited ("Temagami"), holds 2.15 million of the Teck Class A Shares representing approximately 46% of the outstanding Teck Class A Shares and 26.2% of the aggregate voting interest in Teck. Keevil Holding Corporation beneficially owns approximately 51% of the outstanding shares of Temagami, and SMM Resources Incorporated, a wholly-owned subsidiary of Sumitomo Metal Mining Co. Ltd., beneficially owns approximately 49% of the outstanding shares of Temagami."

        The seventh paragraph of Section 4 ("Strategic Rationale for the Proposed Combination") of the Circular portion of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "Synergies—As a result of the combination of Teck and Inco, Teck expects to realize a number of opportunities to improve efficiencies and reduce costs of the combined entity. Teck has set an initial target for synergies of at least $150 million per year. Teck believes that significant synergies can be realized through reductions in general and administrative costs. The portfolio of Canadian assets of the combined entity should also create opportunities for tax synergies. Of the initial target for synergies referenced above, Teck estimates an initial $75 million of synergies may be achieved early on through arrangements with Falconbridge with respect to Inco's Sudbury, Ontario operations, which estimate is based on its experience in negotiating synergy arrangements in other comparable contexts, and on Teck's analysis of public disclosures made by Inco and Falconbridge with respect to their respective Sudbury operations. Teck has not had discussions with Falconbridge with respect to the Offer. On the basis of its knowledge of the Sudbury operations of Inco and Falconbridge, and on the basis of Inco and Falconbridge's public disclosures concerning potential synergies, Teck believes that if the aggregate amount of synergies available are as publicly stated by Inco and Falconbridge, it is reasonable to believe that Falconbridge will have appropriate incentives to reach acceptable arrangements with respect to the sharing of those synergies. There can be no assurance that any such arrangements will be agreed."

        The "Shareholders of Inco will realize dilution of their interest" paragraph in the "Risk Factors Related to the Offer" section of Section 6 ("Business Combination Risks") of the Circular portion of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "Teck will be issuing (on a fully diluted basis after giving effect to the Inco Shares, Inco Options, Inco Warrants and Inco Convertible Debentures disclosed by Inco to be outstanding on March 31, 2006) up to a maximum of 143,082,936 Teck Subordinate Voting Shares under the Offer, which would result in Teck having a total of 353,707,625 Teck Subordinate Voting Shares outstanding. Based on the above, Shareholders will hold approximately 40.5% of the Teck Subordinate Voting Shares and approximately 39.9% of the total number of Teck Subordinate Voting Shares and Teck Class A Shares outstanding upon the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. Holders of Teck Class A Shares will hold approximately 1.3% of the total number of outstanding Teck Subordinate Voting Shares and Teck Class A Shares. Because of the dual class structure, Shareholders will hold approximately 17.4% of the total voting rights attached to outstanding Teck Subordinate Voting Shares and Teck Class A Shares. Holders of Teck Subordinate Voting Shares, as a group, and holders of Teck Class A Shares, as a group, will hold approximately 43.1% and 56.9%, respectively, of the total voting rights attached to outstanding Teck Subordinate Voting Shares and Teck Class A Shares. The single largest holder of Teck Class A Shares will hold approximately 26.2% of the total voting rights attached to outstanding Teck Subordinate Voting Shares and Teck Class A Shares. As a result of this issuance and the dual class structure, the Shareholders' ownership and voting interests in the combined company will be significantly diluted, relative to their current proportional ownership and voting interest in Inco. Based on the Teck Pro Forma Consolidated Financial Statements attached hereto as Annex A, the basic earnings per share for the three month period ended March 31, 2006 for the combined company will be $1.79 per share, compared to the basic earnings per share for Inco for the three-month period ended March 31, 2006 of U.S.$1.05 per share."

        The "The provisions of Teck's Class A Common Shares may limit your ability to influence corporate matters and may impede a change of control of Teck" paragraph in the "Risk Factors Related to the Offer" section of Section 6 ("Business Combination Risks") of the Circular portion of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "Each Teck Class A Share has one hundred votes per share and each Teck Subordinate Voting Share has one vote per share. Because of this dual class structure, holders of Teck Class A Shares may be able to control matters submitted to our shareholders for approval (other than matters requiring separate class votes) even though they own less than 50% of the sum of all outstanding Teck Class A Shares and all outstanding Teck Subordinate Voting Shares. On most matters requiring shareholder approval, the holders of Teck Class A Shares and Teck Subordinate Voting Shares will vote as a single class. However, the Teck Class A Shares and Teck Subordinate Voting Shares will each vote separately as a class in certain circumstances including, for example, in connection with an amendment of the articles of Teck to increase the rights or privileges of any class of shares having rights or privileges equal or superior to Teck Subordinate Voting Shares or in connection with an amalgamation having an equivalent effect. This concentrated control may limit the ability of holders of Teck Subordinate Voting Shares to influence corporate matters which are submitted to our shareholders for approval, including with regard to any proposed change of control of Teck and, as a result, Teck may take actions that holders of Teck Subordinate Voting Shares do not view as beneficial.

    Furthermore, the dual class structure would affect any offer to purchase Teck by way of a take-over bid. The so-called "coattail provisions" of the Teck Subordinate Voting Shares provide that, if an offer to purchase Teck Class A Shares which is required to be made to all or substantially all holders thereof is not made concurrently with an offer to purchase Teck Subordinate Voting Shares on identical terms (an "Exclusionary Offer"), and such offer is accepted by holders of a majority of Teck Class A Shares, then each Teck Subordinate Voting Share will be convertible into one Teck Class A Share. While the Teck Class A Shares are relatively widely held and listed on the Toronto Stock Exchange, if a majority of the holders of Teck Class A Shares choose not to accept an Exclusionary Offer, the Teck Subordinate Voting Shares would not convert into Teck Class A Shares, thus a third party may be potentially discouraged, delayed or prevented from acquiring Teck.    As a result, the market price of Teck Subordinate Voting Shares could be adversely affected."

        The second sentence of the final paragraph of the "Compulsory Acquisition" section of Section 7 ("Acquisition of Inco Shares Not Deposited") of the Circular portion of the Offer and Circular is hereby deleted in its entirety and replaced with following:

    "The summary is not intended to be complete nor is it a substitute for the more detailed information contained in the provisions of section 206 of the CBCA. Shareholders should refer to section 206 of the CBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors."

        The first sentence of the second paragraph of the "Compelled Acquisition" section of Section 7 ("Acquisition of Inco Shares Not Deposited") of the Circular portion of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "The foregoing is a summary only of the right of Compelled Acquisition that may be available to a Shareholder and is not meant to be a substitute for the more detailed information contained in the provisions of section 206.1 of the CBCA."

        The eighth paragraph of the "Subsequent Acquisition Transaction" section of Section 7 ("Acquisition of Inco Shares Not Deposited") of the Circular portion of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "The foregoing discussion of certain provisions of the U.S. Exchange Act is not a complete description of the U.S. Exchange Act or such provisions thereof and is not meant to be a substitute for the more detailed information contained in the reference to the U.S. Exchange Act."

Item 7. Source and Amount of Funds or other Consideration

        The first sentence of the second paragraph of Section 9 ("Source of Offered Consideration") of the Circular portion of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "Teck intends to finance approximately $3.0 billion of the cash consideration in the Offer with cash on hand, and approximately $3.4 billion through a 12 month senior non-revolving bridge term loan credit facility (the "Facility") to be provided by Bank of Montreal and Merrill Lynch Capital Canada Inc. and certain other financial institutions (collectively, the "Lenders") pursuant to a binding amended and restated commitment letter dated June 15, 2006 (the "Commitment Letter")."

Item 11.    Additional Information

        The second sentence of the fifth paragraph of the "Competition Act" section of Section 17 ("Regulatory Matters") of the Circular portion of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "On May 17, 2006, Teck filed pre-merger notification materials with the Commissioner and requested that the Commissioner issue an advance ruling certificate. The applicable 14-day waiting period expired May 31, 2006. The Commissioner issued an advance ruling certificate under Section 102 of the Competition Act on June 13, 2006."

        The second paragraph of the "HSR Act" section of Section 17 ("Regulatory Matters") of the Circular portion of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

    "Pursuant to the requirements of the HSR Act, Teck filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on May 17, 2006 and made a request pursuant to the HSR Act for early termination of the 30-day waiting period applicable to the Offer. Such request was granted effective June 14, 2006."

        The seventh paragraph of the "EC Merger Regulation" section of Section 17 ("Regulatory Matters") of the Circular portion of the Offer and Circular is hereby is hereby amended by adding the following:

    "On June 1, 2006, Teck filed a pre-merger notification on Form CO with the EC. The provisional deadline for the phase I investigation of the transaction is July 7, 2006."

Item 12. Exhibits

  (b)(1)    Amended and Restated Binding Commitment Letter, dated June 15, 2006.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TECK COMINCO LIMITED
By:	/s/ Peter Rozee Name: Peter Rozee Title: Senior Vice President, Commercial Affairs

Dated: June 19, 2006

INDEX TO EXHIBITS

Exhibit Number
(b)(1)	Amended and Restated Binding Commitment Letter, dated June 15, 2006.

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